Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 19, 2021

Mr. Nicholas Lamparski

Ms. Mara L. Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Chain Bridge I Draft Registration Statement on Form S-1 Submitted February 16, 2021 CIK No. 0001845149

Dear Mr. Lamparski and Ms. Ransom:

This letter is confidentially submitted on behalf of Chain Bridge I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1, confidentially submitted on February 16, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated March 15, 2021 to Michael Rolnick, the Company’s Chief Executive Officer (this “Comment Letter”). The Company is concurrently publicly filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Draft Registration Statement on Form S-1 submitted February 16, 2021

Limited payments to insiders, page 29

1.       Quantify the amounts of the payments reflected in the 4th bullet, if known.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 32 of the Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 123

2.       Your disclosure at the bottom of your beneficial ownership table suggests that you have three executive officers and directors. However, your disclosure under “Management” suggests otherwise. Please revise for consistency.

Mr. Lamparski

Ms. Ransom

U.S. Securities and Exchange Commission

March 19, 2021

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure under “Management” on page 120 and under “Principal Shareholders” on page 130 of the Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

/s/ Daniel Espinoza, Esq.
Daniel Espinoza, Esq.

cc: Michael Rolnick, Chief Executive Officer, Chain Bridge I
Jocelyn Arel, Esq., Goodwin Procter LLP